VIA EDGAR

June 2, 2022

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Doris Stacey Gama and Joe McCann

Re:	LumiraDx Limited

Acceleration Request for Registration Statement on Form F-1, as amended

File No. 333-264609

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LumiraDx Limited (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 6, 2022, at 4:01 p.m., Eastern time, or as soon thereafter as practicable, unless the Company or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. Once the Registration Statement is effective, please orally confirm the event with our outside counsel by calling Paul R. Rosie of Goodwin Procter LLP at (617) 570-1724.

If you have any questions regarding this request, please contact Paul R. Rosie of Goodwin Procter LLP at (617) 570-1724.

Sincerely,

LUMIRADX LIMITED
/s/ Ron Zwanziger
Ron Zwanziger
Chief Executive Officer

cc:	Veronique Ameye, Esq., Executive Vice President & General Counsel, LumiraDx Limited

Melissa Garcia, Esq., Vice President Corporate Counsel, LumiraDx Limited

Edwin M. O’Conner, Esq., Goodwin Procter LLP

Paul R. Rosie, Esq., Goodwin Procter LLP